P.E. 2/1/02

02017018

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February, 2002

ABBEY NATIONAL plc
(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . . X . . .

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
Abbey National PLC	Director Shareholding		13:43 22 Feb

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company
Abbey National plc

2) Name of director
Lord Burns

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficia in the case of an individual holder if it is a holding of that person's spouse o under the age of 18 or in respect of a non-beneficial interest
As 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Lord Burns

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Purchase of shares

7) Number of shares/amount of stock acquired
2,500

8) Percentage of issued class
Nominal

9) Number of shares/amount of stock disposed

10) Percentage of issued class
Nominal

11) Class of security
Ordinary shares of 10p each

12) Price per share
£9.8787

13) Date of transaction
21st February 2002

14) Date company informed
22nd February 2002

15) Total holding following this notification
2,500

16) Total percentage holding of issued class following this notification
Nominal

If a director has been granted options by the company please complete the follow

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries
Ian Christie - 0207 612 4205

25) Name and signature of authorised company official responsible for making this notification
Ian Christie
Date of Notification 22 February 2002

Date of Notification 22 February 2002

END

status list

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL plc

Date:22 February, 2002

By ______________________

Ian Christie, Assistant Group Secretary